FOR IMMEDIATE RELEASE

    For information contact:

Stephen R. Kalette

(216) 881-5300, Ext. 3200

Jay A. Goldblatt

(216) 881-5300, Ext. 3206

Cleveland, Ohio, June 24, 2002 – Pubco Corporation (NASDAQ-PUBO) announced today that it had extended its previously announced tender offer for shares of its stock, originally scheduled to expire on June 21, 2002, until midnight on July 8, 2002, and that it had increased the total number of shares of its Common Stock Class B Stock for which it is making the offer, from 100,000 shares to 200,000 shares.  The remaining terms and conditions of the offer, including the $10.00 per share offering price, remained unchanged.